1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 2, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CLARIFICATION ANNOUNCEMENT

The Board would like to clarify that the Company is one of the applicants who have provided an expression of interest to participate in the international competitive bidding for the grant of development rights over the Aurukun Project. Information relating to the Aurukun Project and the expression of interest by the Company to participate in the Aurukun Project was published by the Queensland Government on its website on 24 November 2004.

The Board further clarifies that financing of future overseas acquisition project will depend on the financial position of the Company at the time of the successful acquisition.

Reference is made to the articles in various newspapers of 26 to 27 February 2005 relating to the proposed acquisition by Aluminum Corporation of China Limited (the "Company") of the development rights over the Aurukun bauxite deposits on Cape York Peninsula, Queensland, Australian (the "Aurukun Project").

The board of directors (the "Board") of the Company would like to clarify the related coverage of the Aurukun Project after Mr. Chen Jihua, an Executive Director of the Company, was interviewed by Dow Jones on 24 February 2005. The Board further clarifies that the Company is one of the approximately 10 applicants who have expressed interest to participate in the international competitive bidding of the Aurukun Project. The Company, as one of the applicants, is yet to submit its formal bidding for the Aurukun Project. In accordance with the information provided by the Queensland Government, the Aurukun Project has sizable bauxite reserves. Information relating to the Aurukun Project and the expression of interest by the Company to participate in the Aurukun Project was published by the Queensland Government on its website on 24 November 2004.

The Board further clarifies that financing of any overseas acquisition project will depend on the financial position of the Company at the time of the successful acquisition.

The Board has also noted the recent increases in the trading volume of the H Shares of the Company and wish to state that the Board is not aware of any reasons for such increases.

The Board also confirms that save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

As at the date hereof, the Executive Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

Made by the order of the Board of Aluminum Corporation of China Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
Hong Kong, 28 February 2005 ______________ * For identification only.